Exhibit

Sub-Item 77D  - Policies with respect to
Security Investments

Pursuant to an exemptive order received from the Securities and Exchange.Commission (the "SEC") in
August 2001, each portfolio comprising Dreyfus
Investment Portfolios (each, a "Portfolio") may invest its uninvested cash reserves, or cash it receives as collateral from borrowers of its portfolio securities in connection with the Portfolio's securities lending program, in shares of one or more registered money market funds advised by the Portfolio's investment adviser, The Dreyfus
Corporation. Such investments may be in excess of the limitations imposed under the Investment
Company Act of 1940, as amended, except that a Portfolio's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets. The Supplement dated August 27, 2001 to the Statement of Additional Information dated May 1, 2001 for
Dreyfus Investment Portfolios and previously filed with the SEC reflects such changes in each Portfolio's permissible portfolio securities and investment techniques.




























MICROCAPNSAR930exh.doc